

September 30, 2021

Bjarne Bergheim
Chief Executive Officer
Sonendo, Inc.
26061 Merit Circle, Suite 102
Laguna Hills, CA 92653

      Re: Sonendo, Inc.
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted September 17, 2021
          CIK No. 0001407973

Dear Mr. Bergheim:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Company, page 1

1.   We note your response to our prior comment 2 and the new disclosure that you plan to fully commercialize CleanFlow PI in 2022. Please further expand your disclosure to discuss the type of clearance received by the FDA for CleanFlow PI.

Results of Operations, page 93

2.   We have read your revision related to comment 10 in our letter dated September 8, 2021 on pages 94 and 96, which revisions address only the discussion of changes in gross margin. ASC 280-10-50-22 requires use of a single profit or loss measure. As it appears the primary profit or loss measure used by the chief operating decision maker is income (loss) from operations, please revise your disclosure in Note 12 on page F-39 to clarify. Please further revise pages 94 and 96 to provide a discussion of the changes in income (loss) from operations for the periods presented.

Intellectual Property, page 130

3.   We note your response to our prior comment 16 and the revised disclosure on page 130. Please further revise your disclosure to provide the expiration years for each material patent or patent family on an individual basis, rather than providing a range of expiration years for the entire portfolio.

        You may contact Jenn Do at 202-551-3743 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Ross McAloon, Esq.